Exhibit 6.13

By Electronic Mail

alex@apexfarming.com

September 12, 2017

Mr. Alex Leo

Chief Executive Officer

Apex Farms Corp.

Re:	Engagement Agreement

Dear Alex:

I am pleased that Apex Farms Corp. (“Apex Farms” or “you”) has selected Bevilacqua PLLC (“BPLLC” or “we”) to provide you with corporate and securities law related legal services on an hourly basis in connection with the formation of Apex Farms Corp. and such other matters as you may refer to us in the future.

We will perform such corporate and securities law services as you may request. In consideration for providing the services, you will pay us at our standard hourly rates. Unless otherwise agreed to in writing, our fees are based on the number of hours devoted to your matters multiplied by our standard hourly rates. The current rates for attorneys, paralegals, and other staff who may work on your matters range from $75 to $350 per hour. It is expected that Lou Bevilacqua and a staff attorney will perform most of the services. Mr. Bevilacqua’s rate is $350 per hour and our staff attorney’s rate is $275 per hour. It is also expected that Andrea Schroepfer, a senior paralegal, will perform services. Her hourly rate is $185.

Our billing statements will normally be rendered to you monthly. Unless another arrangement has been agreed to in writing, payment is due upon your receipt of our statement.

If at any time you wish to discuss any matter relating to our billing policies or a specific billing statement, we encourage you to communicate with us.

In addition to the fees specified above, you will promptly reimburse us for any out-of-pocket costs and expenses that we incur on your behalf and with your prior approval.

We have performed a conflict-of-interest review and determined that we do not represent any current client adverse to you in any matter, and have not represented any client in the past adverse to you on a matter that is substantially related to the current engagement for you.

You may terminate our representation at any time, with or without cause, by providing written notice to us. Your termination of our engagement will not affect your responsibility for payment for legal services rendered and other charges incurred prior to termination or in connection with a transition of the matter to other counsel. We have the right to withdraw from our representation of you subject to any applicable professional responsibility rules.

BEVILACQUA PLLC  1050 CONNECTICUT AVE., NW, SUITE 500  |  WASHINGTON, DC 20036 |  202.869.0888 TEL  |  202.869.0889 FAX
LOU@BEVILACQUAPLLC.COM |  WWW.BEVILACQUAPLLC.COM

You agree to indemnify us, our manager, our employees, and any independent contractors that work on this engagement, pay on demand and protect, defend, save and hold each of us harmless from and against any and all liabilities, damages, losses, settlements, claims, actions, suits, penalties, fines, costs or expenses (including, without limitation, reasonable attorneys’ and accountants’ fees) (any of the foregoing, a “Claim”) incurred by or asserted by a third party against us of whatever kind or nature arising from or occurring as a result of this engagement unless such Claim arises as a result of our gross negligence or willful misconduct.

If you disagree with the amount of our fees or other charges at any time, or if you have any concern as to any other matter related to or arising out of our engagement, including the nature and quality of our services, please discuss any such questions or concerns with us. Typically, such questions or concerns can be resolved to the satisfaction of both parties with little inconvenience or formality. If any dispute cannot be resolved informally, you agree to resolve any and all disputes with us, or with any of our lawyers or staff arising from or relating to our work for you, including but not limited to disputes over fees and charges, exclusively through private and confidential binding arbitration before the American Arbitration Association, under the rules for commercial disputes, before one neutral arbitrator.

We ask that you review this letter carefully and let us know if there is any provision that you do not understand. If the terms of this letter are acceptable, please sign the enclosed copy of this letter and return it to me. We recommend that you keep a signed copy of this letter in your files. If you have questions or concerns about any aspect of our services or the relationship at any time, please do not hesitate to contact me.

BEVILACQUA PLLC  1050 CONNECTICUT AVE., NW, SUITE 500  |  WASHINGTON, DC 20036 |  202.869.0888  TEL  |  202.869.0889 FAX
LOU@BEVILACQUAPLLC.COM |  WWW.BEVILACQUAPLLC.COM

We are pleased to have this opportunity to be of service and look forward to working with you on this engagement.

Very truly yours,

Bevilacqua PLLC

By:	/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Managing Member

ACCEPTED AND AGREED TO
AS OF THE DATE FIRST ABOVE
WRITTEN:

Apex Farms Corp.*

By:	/s/ Alexander M. Woods-Leo
Name: Alexander M. Woods-Leo
Title: Chief Executive Officer

____________

*Apex Farms Corp. is in the process of being incorporated and will assume the obligations arising under this Agreement upon incorporation.

BEVILACQUA PLLC  1050 CONNECTICUT AVE., NW, SUITE 500  |  WASHINGTON, DC 20036 |  202.869.0888  TEL  |  202.869.0889 FAX
LOU@BEVILACQUAPLLC.COM |  WWW.BEVILACQUAPLLC.COM